July 12, 2006
By Edgar
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Associated Banc-Corp. Form 10-K for the year ended December 31, 2005 File No. 0-5519
Dear Mr. Cline:
The responses of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated June 27, 2006 (the “Comment Letter”) related to our filing on Form 10-K for the year ended December 31, 2005 follow. The numbered responses below correspond to the numbered paragraphs in the Comment Letter. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s responses for each numbered paragraph. In the Comment Letter you requested that we acknowledge our intent to revise future filings, as well as provide proposed disclosure revisions. Proposed revisions are underlined. Certain proposed disclosures related to various responses are included as appendices (numbered similarly to the Comment Letter) due to their length.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
1.	We note your disclosure that your operations primarily consist of banking; therefore, you have not included a discussion of your Wealth Management segment. We do not consider an identified segment that contributes 10% to total revenues immaterial for purposes of discussion under Item 303 of Regulation S-K. Please revise to provide management’s discussion and analysis (“MD&A”) of the Wealth Management segment.
Beginning with the Form 10-Q for the quarter ended June 30, 2006, we will incorporate additional discussion of the wealth management segment in MD&A. See revised disclosures of both the “Overview” and “Segment Review” sections of the MD&A based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 1.
Statement of Cash Flows, page 65
2.	Please revise to clarify the specific nature of the additions to mortgage servicing rights line item included in the investing section of the statements of cash flows. We note your disclosures that you capitalize servicing rights; however, it is not clear why you include them in determining cash receipts and cash payments in each of the periods presented.
We presented “Additions to mortgage servicing rights” in the investing section of the statement of cash flows, as mortgage servicing rights are originated both through purchases as well as allocation from funds disbursed on originated loans. While from two sources, we believe the nature of this activity is best represented as investing, and is more transparently linked directly to the related disclosure of mortgage servicing rights in Note 5, “Goodwill and Intangible Assets.”
Beginning with the Form 10-Q for the quarter ended June 30, 2006, we propose to change the title of the “Additions to mortgage servicing rights” to “Purchases and originations of mortgage servicing rights” to clarify the nature of the additions.
Note 2 Business Combinations, page 72
3.	Please revise to provide a discussion of the factors that contributed to the purchase price for each of your acquisitions. Refer to 51(b) of SFAS 141.
When valuing acquisitions, the Corporation considers a range of valuation methodologies, including comparable publicly-traded companies, comparable precedent transactions, and discounted cash flows.
Beginning with the Form 10-K for the year ended December 31, 2006, and in any period during which a material business combination is completed, we will revise the business combination disclosure to include a discussion of the factors that contributed to a purchase price that resulted in the recognition of goodwill in accordance with 51(b) of SFAS 141. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 3-5.
4.	Please revise to describe the processes followed to identify and measure acquired intangible assets. Address the facts and circumstances supporting the apparent low allocation of amounts to identified intangible assets in relation to the amounts of acquired loans and deposits and the amounts ascribed to goodwill.
In accordance with paragraph 39 of SFAS 141, we identify intangible assets that meet the criteria for recognition apart from goodwill, including assets with contractual or other legal rights or assets that are capable of being separated from the acquired entity, such as value in core deposit relationships, customer lists, or noncompete contracts. It has been our general practice to have an independent third party perform the valuation of acquired intangible assets.
Beginning with the Form 10-K for the year ended December 31, 2006, and in any period during which a material business combination is completed, we will revise the business combination disclosure to describe the processes followed to identify and measure acquired intangible assets. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 3-5.
5.	Please revise to disclose whether or not you relied on a valuation report to allocate the purchase price in each acquisition. To the extent such reports were received and relied on, please provide them to us.
As noted in the response to comment 4 above, it has been our general practice to have an independent third party perform the valuation of acquired intangible assets. We will provide copies of the valuation reports supplementally.
Beginning with the December 31, 2006 Form 10-K, and in any period during which a material business combination is completed, we will revise the business combination note to disclose if a valuation report was relied upon to allocate the purchase price for each acquisition. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 3-5.

Note 3 Investment Securities, page 75
6.	Please revise to disclose the information required by paragraph 21 of EITF 03-1 for each balance sheet date presented.
We have reviewed the requirements of paragraph 21 of EITF 03-1 and, beginning with the Form 10-K for the year ended December 31, 2006, we will expand the disclosure to include the information required by paragraph 21 of EITF 03-1 for each balance sheet date presented. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 6, which has been revised to include the quantitative information per paragraph 21(a) of EITF 03-1 for both December 31, 2005 and December 31, 2004.
Note 12 Income Taxes, page 88
7.	Please revise to provide a roll forward of the deferred tax asset valuation allowance for all periods presented. Also, please revise here or in management’s discussion and analysis to fully explain the change in the deferred tax asset valuation allowance for the periods presented. Please highlight changes in assumptions and environmental factors that necessitated the change and provide the factors you considered to conclude that it was more likely than not that some portion of the deferred tax benefit will not be realized.
Beginning with the Form 10-K for the year ended December 31, 2006, we will expand the footnote disclosure to provide a roll forward of the deferred tax asset valuation allowance and to provide an explanation of the changes in the deferred tax valuation allowance. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 7. The changes in the environmental factors affecting the income projections used to determine if the benefit will be realized were related to the impact of acquisitions and consolidations.
Note 14 Derivative and Hedging Activities, page 91
8.	Please revise to provide the following information:
a)	Specifically identify the type of accounting (fair value hedge, cash flow hedge, economic hedge, etc.) and a clear description of the hedged items for all of the derivatives identified in the tables on page 93. Refer to paragraph 44 of SFAS 133.

b)	Disclose separately for your fair value hedges and cash flow hedges the net gain or loss recognized in earnings during the periods presented representing the amount of hedge ineffectiveness and amount, if any, excluded from the assessment of hedge effectiveness. Also disclose where the gain or loss is reported in the income statement. Refer to paragraph 45 of SFAS 133.

c)	Clearly describe the specific methodology used to test hedge effectiveness for each type of SFAS 133 hedging relationship and how often those tests are performed.

d)	For both derivative hedges and hedged items, please disclose the amounts recorded and where you report the unrealized and realized gains and losses on your balance sheet, income statement and statement of cash flows.

Beginning with the Form 10-Q for the quarter ended June 30, 2006, we will expand disclosure in the Derivative and Hedging Activities note to include the above information. See revised proposed disclosure to our Form 10-K based on the year ended December 31, 2005 attached as Appendix 8.
When reviewing management’s specific response to questions 8(a) through 8(d) below, we believe that it is important to note that the Corporation changed its application of hedge accounting for certain derivative instruments effective for the quarter ended June 30, 2005. In this regard, the following paragraphs were included Note 2, Accounting for Certain Derivatives, on pages 7 and 8 of our Form 10-Q for the quarter ended June 30, 2005:
“Effective for the quarter ended June 30, 2005, the Corporation will no longer apply hedge accounting to certain interest rate swap agreements and an interest rate cap. After recent consultation with the Corporation’s independent registered public accounting firm (subsequent to the Corporation’s July 21, 2005 press release on second quarter 2005 earnings), the Corporation determined that the hedge accounting treatment applied to interest rate swaps on portions of its variable rate debt, an interest rate cap on variable rate debt, an interest rate swap on fixed rate subordinated debt and certain interest rate swaps related to specific fixed rate commercial loans, needed to be changed under the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,”(SFAS 133). While this change affects previous period financial statements, the Corporation concluded that a restatement of its historical financial statements was not required as the correction was not material to prior periods presented.
Under the Corporation’s previous interpretation of SFAS 133, the exchange of interest payments related to the swap contracts was included in net interest income, the changes in fair value on the interest rate swaps hedging portions of the variable rate debt and the interest rate cap were recorded in stockholders’ equity as part of accumulated other comprehensive income, and the fair value of the swap on fixed rate subordinated debt and the hedged item were recorded in the balance sheet with changes in fair value of both the swap and hedged item recognized in earnings. For the quarter ended June 30, 2005, and prospectively, hedge accounting will no longer be applied for these aforementioned derivative transactions, and the future exchange of interest payments related to the swap contracts as well as the “mark to market” (i.e., changes in the fair values of the swaps and the interest rate cap) will be recorded on a net basis in other income, and the hedged items (i.e., the subordinated debt and the specific commercial loans) will no longer be adjusted to fair values on a quarterly basis.
The impact of these changes was effected by recording a loss on derivatives of $6.7 million in other income effective for the quarter ended June 30, 2005. On an after tax basis, this resulted in a $4.0 million reduction to net income, or $0.03 to both basic and diluted earnings per share for the three and six month periods ended June 30, 2005. The aggregate cumulative effect of this adjustment was a net increase to consolidated shareholders’ equity of $3.3 million, at June 30, 2005, attributable to the fair value changes of the interest rate swaps hedging the subordinated debt and commercial loans.
Future reported results will be more sensitive to interest rate fluctuations as a result of this change. The Corporation is currently evaluating its future hedging strategies.”
Additionally, the following paragraph was included on page 93 of our Form 10-K for the year ended December 31, 2005:
“Effective for the quarter ended June 30, 2005, the Corporation no longer applied hedge accounting to certain interest rate swap agreements and an interest rate cap. The impact of these changes was effected by recording a loss on derivatives of $6.7 million in other income effective for the quarter ended June 30, 2005. On an after tax basis, this resulted in a $4.0 million reduction to net income, or $0.03 to both basic and diluted earnings per share for 2005. The aggregate cumulative effect of this adjustment was a net increase to consolidated stockholders’ equity of $3.3 million, at June 30, 2005, attributable to the fair value changes of the interest rate swaps hedging the subordinated debt and commercial loans. Certain derivative instruments that lost hedge accounting treatment were terminated in the third quarter of 2005 resulting in a $1.0 million gain, included in other income. The Corporation continues to evaluate its future hedging strategies.”
a)	With respect to the derivatives table on page 93 of our 2005 Form 10-K for December 31, 2005: Line 1 represents fair value hedges using swaps with an aggregate notional amount of $175 million, which hedge long-term, fixed-rate funding, specifically a fixed-rate subordinated debenture. Line 2 represents fair value hedges using swaps with total notional amounts of $274 million, which hedge long-term, fixed-rate commercial loans. Line 3 represents a $200 million notional interest rate cap that is not accounted for as a hedge and changes in its fair value are recorded in other income each reporting period. Lines 4 and 5 represent customer and mirror swaps and caps which are not accounted for as hedges and changes in fair value of both are recorded through other income. The customer swaps and caps are entered into to service the customers’ needs. The Corporation simultaneously enters into offsetting derivative instruments, i.e. mirror interest rate swaps and caps, with third parties to manage its interest rate risk associated with the customer swap or cap.

With respect to the derivatives table on page 93 of our 2005 Form 10-K for December 31, 2004: Line 1 represented cash flow hedges using swaps with total notional amounts of $200 million, which hedge long-term, variable-rate funding. Line 2 represented fair value hedges using swaps with total notional amounts of $375 million, which hedge long-term, fixed-rate funding. Line 3 represented a cash flow hedge using a swap with a notional amount of $200 million, hedging long-term, variable-rate funding. Line 4 represented fair value hedges using swaps totaling $321 million in notional balance that hedge long-term, fixed-rate commercial loans. Lines 5 and 6 represented customer and mirror swaps and caps which are not accounted for as hedges. The customer swaps and caps are entered into to service the customers’ needs. The Corporation simultaneously enters into offsetting derivative instruments, i.e. mirror interest rate swaps and caps, with third parties to manage its interest rate risk associated with the customer swap or cap.

b)	In aggregate, the Corporation recognized ineffectiveness of $280,000, $276,000, and $141,000 in 2005, 2004, and 2003, respectively, relating to the Corporation’s fair value hedges of long-term, fixed-rate commercial loans for which short cut accounting was not applied. No components of the derivatives change in fair value were excluded from the assessment of hedge effectiveness. The ineffectiveness on these fair value hedges is recorded as an increase or decrease in the related income statement account of the item being hedged (i.e. interest income). Before June 30, 2005, the existing cash flow hedges were accounted for under the short cut method and no ineffectiveness was recorded. As previously noted, hedge accounting was discontinued in the second quarter of 2005. There have been no cash flow hedges subsequent to June 30, 2005.

c)	The Corporation enters into interest rate swap contracts hedging fixed-rate commercial loans as part of its asset/liability management strategy. At inception and quarterly thereafter the Corporation assesses effectiveness by comparing the cumulative change in fair value of the swap with the cumulative change in the fair value of the hedged item attributable to changes in the benchmark interest rate being hedged. For fair value hedges in which the ineffectiveness is assumed to be zero, i.e. short cut hedges, the Corporation reviews the hedges on a quarterly basis to ensure the terms of the hedged item and hedging instrument remain unchanged.

d)	The Corporation had net unrealized losses of $14.6 million included in other comprehensive income at December 31, 2004 related to its cash flow hedges. As previously identified on page 93 of our Form 10-K for December 31, 2005, effective for the quarter ended June 30, 2005, the Corporation no longer applied hedge accounting to certain interest rate swap agreements and an interest rate cap. As a result, no unrealized gains or losses were recorded at December 31, 2005 as the Corporation no longer had any cash flow hedges. When the cash flows associated with the hedged item are realized, the gain or loss is reclassified out of other comprehensive income and included in the same income statement account of the item being hedged. To the extent the cash flow hedges have ineffectiveness, the changes are immediately recognized in interest expense. No ineffectiveness was recorded on the Corporation’s cash flow hedges for the periods presented.

For fair value hedges, the changes in value of the derivatives are recognized as changes in other assets and other liabilities. The changes in value of the hedged items are recognized as basis adjustments to the related hedged items. In addition, such changes in fair value for both the derivatives and hedged items are recognized in the income statement as components of interest income and expense, as applicable.
9.	Please tell us the SFAS 133 hedge relationships for which you use the short cut method of assessing hedge ineffectiveness and provide the following information:
a)	Clearly explain the terms of the hedged item or transaction.

b)	Clearly explain the terms of the interest rate swap and explain how you determined those terms match the terms of the hedged item or transaction.

c)	Tell us how you met each requirement of paragraph 68 of SFAS 133.
At December 31, 2005, the Corporation used the short cut method of assessing hedge effectiveness for 34 fair value hedges with $81.8 million in notional balance hedging individual long-term, fixed-rate commercial loans (out of $274.2 million total notional balance hedging fixed-rate commercial loans). The Corporation does not apply short cut accounting to the remaining hedges of fixed-rate commercial loan swaps with notional amounts totaling $192.4 million. The short cut method of assessing hedge effectiveness was also used for a fair value hedge with a $175.0 million notional balance hedging a long-term, fixed-rate subordinated debenture.
Fixed-Rate Commercial Loans
The interest rate swaps on certain fixed-rate commercial loans are entered into on a loan by loan basis to ensure the terms of the swap appropriately match those of the loan. The process to designate and review each hedging relationship is consistent for all of the loan swaps under this method. We review the critical terms of the swap and hedged items to ensure that they match at inception. In order to meet the requirements of paragraph 68 of SFAS 133 for short cut method, we address the following for each hedging relationship:

68a.	The notional amount of the swap equals the loan principal being hedged;

68b.	The fair value of the interest rate swap at its inception is zero;

68c.	The formula for computing net settlements under the swap is the same for each net settlement. The fixed-rate is the same throughout the term and the variable-rate is based on the same index;

68d.	The loan is not considered prepayable under paragraph 68(d), as further described in Statement 133 Implementation Issue No. E6, and there are no embedded call options in either the loan or the swap;

68dd.	The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for this hedging relationship (1-month USDLIBOR- BBA);

68e.	All other terms of the interest rate swap and the hedged, fixed-rate loan are typical of those instruments and do not invalidate the assumption of no ineffectiveness;

68f.	The expiration date of the swap matches the maturity date of the interest-bearing asset;

68g.	There is no floor or ceiling on the variable interest rate of the swap; and

68h.	The interval between repricings of the variable interest rate of the swap is monthly.
In addition, the Corporation monitors the risk of counterparty default on an ongoing basis. Based on the Corporation’s current assessment, it is probable that the counterparty will not default on its obligations on the swap.
Fixed-Rate Subordinated Debenture
The Corporation had been using the short cut method of assessing hedge effectiveness for this fair value hedge at December 31, 2005, which at December 31, 2005 had a fair value loss of $ 233,000. The hedging instruments and the hedged item have a maturity date of June 15, 2032 and they are callable (by the counterparty) beginning on May 30, 2007 and continuing on any succeeding business day thereafter until maturity. The hedging instruments are two identical $87.5 million swaps and the hedged item is a $175 million callable fixed-rate subordinated debenture. In determining the use of short cut treatment, we reviewed the critical terms of the swap and hedged item to ensure that they matched at inception in May 2002. In order to meet the requirements of paragraph 68 of SFAS 133 for short cut method, we addressed the following for this hedging relationship:

68a.	The notional amount of the swap equals the debt principal being hedged;

68b.	The fair value of the interest rate swap at its inception is zero;

68c.	The formula for computing net settlements under the swap is the same for each net settlement. The fixed-rate is the same throughout the term and the variable-rate is based on the same index;

68d.	The debt is not prepayable except for an embedded call option where we have the right to call the securities on May 30, 2007 and any succeeding business day thereafter until maturity. The swap contains an embedded mirror-image call option. The terms of the two call options match including matching maturities, related notional amounts, timing and frequency of payments and dates on which the instruments may be called. Both call options mature on June 15, 2032;

68dd.	The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for this hedging relationship;

68e.	All other terms of the interest rate swap and the hedged, fixed-rate debt are typical of those instruments and do not invalidate the assumption of no ineffectiveness;

68f.	The expiration date of the swap matches the maturity date of the interest-bearing liability;

68g.	There is no floor or ceiling on the variable interest rate of the swap; and

68h.	The interval between repricings of the variable interest rate of the swap is quarterly.

In addition, the Corporation monitors the risk of counterparty default on an ongoing basis. Based on our current assessment, it is probable that the counterparties will not default on their obligations on the swap. There are no other terms that would invalidate the assumption of no ineffectiveness. The debt has a feature where the Corporation has the ability to defer payments for at least twenty consecutive quarters without giving rise to an event of default. The swaps do not have the same feature; however; the probability of exercising the deferral option was assessed as remote due to the strong earnings and capital structure of the Corporation. The Corporation reached the conclusion that shortcut treatment was appropriate based on the criteria of paragraph 68 of SFAS 133 as noted above, and in consideration of the following: (1) the interest deferral feature in the subordinated debenture is related solely to the Corporation’s credit risk, (2) the fact that the Corporation is hedging the risk of changes in fair value due to the benchmark interest rate when hedging the subordinated debenture, (3) the possibility of credit default is not considered in short cut hedges of plain-vanilla debt, and (4) the guidance in DIG Issue E6, “The Shortcut Method and the Provisions That Permit the Debtor or Creditor to Require Prepayment,” which appears to indicate that one would not need to consider embedded features of a hedged item relating to a different risk class. As such, a derivative to hedge a subordinated debenture that includes an interest deferral feature for changes in fair value due to the benchmark interest rate using the shortcut method is an interest rate swap that does not contain an interest deferral feature.
In the first quarter of 2006, in response to our understanding of discussion within the accounting industry and the FASB relating to the continued use of short cut accounting, we decided to discontinue the use of short cut accounting for this fair value hedge. On March 31, 2006, the Corporation de-designated the hedging relationship and re-designated the hedging relationship utilizing the same instruments. The Corporation now utilizes the “long-haul” method to measure effectiveness.
On behalf of Associated, and as requested in your letter, we acknowledge that:
•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7120 if you have any questions or need further information.
Sincerely,
/s/ Joseph B. Selner
Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
Cc: Mike Volley, Staff Accountant

Appendix 1
Proposed revision (as underlined) to the opening paragraph of the “Overview” section on page 17 of MD&A of our Form 10-K for December 31, 2005 is as follows:
The Corporation is a bank holding company headquartered in Wisconsin, providing a diversified range of banking and nonbanking services to individuals and businesses primarily in its three-state footprint (Wisconsin, Illinois and Minnesota). The Corporation, through its wholly owned banking subsidiary, provides a wide range of services, including business and consumer loan and depository services, as well as other traditional banking services. Through its nonbanking subsidiaries, the Corporation provides a variety of products and services to supplement the banking business including insurance, brokerage, and trust/asset management.
Proposed revision (as underlined) to the “Segment Review” section on page 22 of MD&A of our Form 10-K for December 31, 2005 is as follows:
As described in Part I, section “Services,” and in Note 19, “Segment Reporting,” of the notes to consolidated financial statements, the Corporation’s primary reportable segment is banking. Banking consists of lending and deposit gathering (as well as other banking-related products and services) to businesses, governments, and consumers and the support to deliver, fund, and manage such banking services. The Corporation’s wealth management segment provides products and a variety of fiduciary, investment management, advisory, and Corporate agency services to assist customers in building, investing, or protecting their wealth, including insurance, brokerage, and trust/asset management.
Note 19, “Segment Reporting,” of the notes to consolidated financial statements, indicates that the banking segment represents 90% of total revenues in 2005, as defined in the Note. The Corporation’s profitability is predominantly dependent on net interest income, noninterest income, the level of the provision for loan losses, noninterest expense, and taxes of its banking segment. The consolidated discussion is therefore predominantly describing the banking segment results. The critical accounting policies primarily affect the banking segment, with the exception of income tax accounting, which affects both the banking and wealth management segments (see section “Critical Accounting Policies”).
The contribution from the wealth segment compared to consolidated net income and total revenues (as defined and disclosed in Note 19, “Segment Reporting”) was approximately 5% and 10%, respectively for both 2005 and 2004, and was 2% and 7%, respectively, for 2003. Wealth management segment revenues were up $13 million (16%) between 2005 and 2004, and up $24 million (44%) between 2004 and 2003. Wealth management segment expenses were up $7 million (12%) between 2005 and 2004, and up $11 million (23%) between 2004 and 2003. Wealth segment assets (which consist predominantly of cash equivalents, investments, customer receivables, goodwill and intangibles) were up $9 million between year-end 2005 and 2004, and up $19 million between year-end 2004 and 2003. Increases to revenues, expenses, and assets of the segment are principally due to the Jabas (April 2004) and CFG (April 2003) acquisitions. The major components of wealth management revenues are trust fees, insurance fees and commissions, and brokerage commissions, which are individually discussed in section “Noninterest Income.” The major expenses for the wealth management segment are personnel expense (72% of total segment noninterest expense for 2005 and 74% for 2004), as well as occupancy, processing, and other costs, which are covered generally in the consolidated discussion in section “Noninterest Expense.” See also Note 2, “Business Combinations,” and Note 5, “Goodwill and Intangible Assets,” of the notes to consolidated financial statements for additional disclosure.

Appendix 3-5
NOTE 2 BUSINESS COMBINATIONS (with proposed disclosure revisions as underlined):
When valuing acquisitions, the Corporation considers a range of valuation methodologies, including comparable publicly-traded companies, comparable precedent transactions, and discounted cash flow. For each of the acquisitions noted below, the resulting purchase price exceeded the value of the net assets acquired. To record the transaction, the Corporation assigns estimated fair values to the assets acquired, including identifying and measuring acquired intangible assets, and to liabilities assumed (using sources of information such as observable market prices or discounted cash flows). To identify intangible assets that should be measured, the Corporation determines if the asset arose from contractual or other legal rights or if the asset is capable of being separated from the acquired entity. When valuing identified intangible assets, the Corporation generally relies on valuation reports by independent third parties. In each acquisition, the excess cost of the acquisition over the fair value of the net assets acquired is allocated to goodwill.
State Financial Services Corporation (“State Financial”): On October 3, 2005, the Corporation consummated its acquisition of 100% of the outstanding shares of State Financial. During the fourth quarter of 2005, the Corporation integrated and converted State Financial onto its centralized operating systems and merged State Financial into its banking subsidiary, Associated Bank, National Association.
As of the date of acquisition, State Financial was a $2 billion financial services company based in Milwaukee, Wisconsin, with 29 banking branches in southeastern Wisconsin and northeastern Illinois, providing commercial and retail banking products. The Corporation expects to expand its branch distribution network, improve its operational efficiencies, and increase revenue streams with the State Financial acquisition.
Based on the terms of the agreement, State Financial shareholders received 1.2 shares of the Corporation’s common stock for each share of State Financial common stock held and cash for all outstanding options. Therefore, the consummation of the transaction included the issuance of approximately 8.4 million shares of common stock and $11 million in cash.
To record the transaction, the Corporation assigned estimated fair values to the assets acquired and liabilities assumed. The excess cost of the acquisition over the estimated fair value of the net assets acquired was allocated to identifiable intangible assets with the remainder then allocated to goodwill. Goodwill of approximately $199 million, a core deposit intangible of approximately $15 million (with a ten-year estimated life), and other intangibles of $2 million recognized at acquisition were assigned to the banking segment. If additional evidence becomes available subsequent to but within one year of recording the transaction indicating a significant difference from an initial estimated fair value used, goodwill could be adjusted.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of State Financial at the date of the acquisition.

$ in Millions
Investment securities available for sale	$348
Loans, net	979
Other assets	108
Intangible assets	17
Goodwill	199

Total assets acquired	$1,651

Deposits	$1,050
Borrowings	311
Other liabilities	9

Total liabilities assumed	$1,370

Net assets acquired	$281

The following represents required supplemental pro forma disclosure of total revenue, net income, and earnings per share as though the State Financial acquisition had been completed at the beginning of 2005 and 2004, respectively.

	For Year ended December 31,
	2005	2004
	($ in Thousands, except per share data)
Total revenue	$1,013,482	$824,637
Net income	328,234	271,932
Basic earnings per share	2.40	2.23
Diluted earnings per share	2.37	2.20
The pro forma results include amortization of newly created intangibles, interest cost on the cash consideration, and amortization of fair value adjustments on loans, investments, deposits, and debt. The pro forma weighted average common shares used in the earnings per share calculations include adjustments for shares issued for the acquisition but does not assume any incremental share repurchases. The pro forma results presented do not reflect cost savings or revenue enhancements anticipated from the acquisition and are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future results.
First Federal Capital Corp (“First Federal”): On October 29, 2004, the Corporation consummated its acquisition of 100% of the outstanding shares of First Federal, based in La Crosse, Wisconsin. In February 2005, the Corporation completed its conversion of First Federal onto its centralized operating systems and merged the thrift charter into its banking subsidiary, Associated Bank, National Association.
As of the acquisition date, First Federal operated a $4 billion savings bank with over 90 banking locations serving more than 40 communities in Wisconsin, northern Illinois, and southern Minnesota, building upon and complementing the Corporation’s footprint. As a result of the acquisition, the Corporation expected to enhance its current branch distribution (including supermarket locations which were new to the Corporation’s distribution model), improve its operational and managerial efficiencies, increase revenue streams, and strengthen its community banking model.

First Federal shareholders received 0.9525 shares of the Corporation’s common stock for each share of First Federal common stock held, an equivalent amount of cash, or a combination thereof. The merger agreement provided that the aggregate consideration paid by the Corporation for the First Federal outstanding common stock must be equal to 90% stock and 10% cash and therefore, the consummation of the transaction included the issuance of approximately 19.4 million shares of common stock and $75 million in cash.
To record the transaction, the Corporation assigned estimated fair values to the assets acquired and liabilities assumed. The excess cost of the acquisition over the estimated fair value of the net assets acquired was allocated to identifiable intangible assets with the remainder then allocated to goodwill. Goodwill of approximately $447 million, a core deposit intangible of approximately $17 million (with a ten-year estimated life), and other intangibles of $4 million recognized at acquisition were assigned to the banking segment. During 2005, goodwill was reduced by $1.5 million for adjustments to the initially estimated fair values of the net assets acquired, as additional evidence became available.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of First Federal at the date of the acquisition, net of the changes related to goodwill noted above.

$ in Millions
Investment securities available for sale	$665
Loans, net	2,727
Other assets	256
Mortgage servicing rights	32
Intangible assets	21
Goodwill	445

Total assets acquired	$4,146

Deposits	$2,701
Borrowings	768
Other liabilities	49

Total liabilities assumed	$3,518

Net assets acquired	$628

Jabas Group, Inc. (“Jabas”): On April 1, 2004, the Corporation (through its subsidiary, Associated Financial Group, LLC) consummated its cash acquisition of 100% of the outstanding shares of Jabas. Jabas is an insurance agency specializing in employee benefit products headquartered in Kimberly, Wisconsin and was acquired to enhance the growth of the Corporation’s existing insurance business. Jabas operates as part of Associated Financial Group, LLC. The acquisition was individually immaterial to the consolidated financial results. Goodwill of approximately $8 million and other intangibles of approximately $6 million recognized in the transaction at acquisition were assigned to the wealth management segment. Goodwill may increase by an additional $8 million in the future as contingent payments may be made to the former Jabas shareholders through December 31, 2007, if Jabas exceeds certain performance targets. Goodwill was increased during fourth quarter 2005 by approximately $0.5 million and during fourth quarter 2004 by approximately $0.7 million for contingent consideration paid per the agreement.
CFG Insurance Services, Inc. (“CFG”): On April 1, 2003, the Corporation consummated its cash acquisition of 100% of the outstanding shares of CFG, a closely-held insurance agency headquartered in Minnetonka, Minnesota. Effective in June 2003, CFG operated as Associated Financial Group, LLC. CFG, an independent, full-line insurance agency, was acquired to enhance the growth of the Corporation’s existing insurance business. The acquisition was individually immaterial to the consolidated financial results. Goodwill of approximately $12 million and other intangibles of approximately $15 million recognized in the transaction at acquisition were assigned to the wealth management segment.

Appendix 6
NOTE 3 INVESTMENT SECURITIES (partial excerpt with proposed disclosure revisions as underlined):
The following represents gross unrealized losses and the related fair value of securities available for sale, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004, respectively.

	Less than 12 months		12 months or more		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value	Losses	Value
			($ in Thousands)
December 31, 2005:
U. S. Treasury securities	$(16)	$22,830	$(246)	$31,747	$(262)	$54,577
Federal agency securities	(2,356)	139,240	(1,079)	40,960	(3,435)	180,200
Obligations of state and political subdivisions	(2,890)	263,308	(340)	17,076	(3,230)	280,384
Mortgage-related securities	(20,544)	1,475,275	(32,559)	1,450,647	(53,103)	2,925,922
Other securities (debt and equity)	(337)	15,050	(8)	292	(345)	15,342

Total	$(26,143)	$1,915,703	$(34,232)	$1,540,722	$(60,375)	$3,456,425

December 31, 2004:
U. S. Treasury securities	$(153)	$31,825	$(6)	$993	$(159)	$32,818

Federal agency securities	(104)	30,782	(128)	17,934	(232)	48,716

Obligations of state and political subdivisions	(60)	18,495	(12)	1,004	(72)	19,499

Mortgage-related securities	(3,345)	593,209	(7,369)	1,004,454	(10,714)	1,597,663

Other securities (equity)	(3)	297	—	—	(3)	297

Total	$(3,665)	$674,608	$(7,515)	$1,024,385	$(11,180)	$1,698,993

Management does not believe any individual unrealized loss at December 31, 2005 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-related securities relate primarily to mortgage-backed securities issued by government agencies such as the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“FHLMC”). These unrealized losses are primarily attributable to changes in interest rates and not credit deterioration and individually were 5.9% or less of their respective amortized cost basis. The Corporation currently has both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the amortized cost.
At December 31, 2005, the Corporation owns four securities that were determined to have an other-than-temporary impairment that resulted in write-downs to earnings on the related securities. One is a collateralized mortgage obligation (“CMO”) determined to have an other-than-temporary impairment that resulted in a write-down on the security of $0.2 million during 2004 and $0.3 million during 2003, based on continued evaluation. This CMO (not included in the table above) had a carrying value of $0.7 million at December 31, 2005. The Corporation also owns three FHLMC preferred stock securities determined to have an other-than-temporary impairment that resulted in a write-down on these securities of $2.2 million during 2004. At December 31, 2005, these FHLMC preferred shares (two of which are included in the table above in the other securities, less than 12 months category with unrealized losses of $0.2 million) had a carrying value of $8.6 million.

Appendix 7
NOTE 12 INCOME TAXES (with proposed disclosure revisions as underlined):
The current and deferred amounts of income tax expense (benefit) were as follows:

	Years ended December 31,
	2005	2004	2003
		($ in Thousands)
Current:
Federal	$144,053	$127,799	$103,321
State	6,329	7,352	2,940

Total current	150,382	135,151	106,261
Deferred:
Federal	(339)	(23,206)	(12,793)
State	(345)	106	(409)

Total deferred	(684)	(23,100)	(13,202)

Total income tax expense	$149,698	$112,051	$93,059

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities resulted in deferred taxes. Deferred tax assets and liabilities at December 31 were as follows:

	2005	2004
	($ in Thousands)
Gross deferred tax assets:
Allowance for loan losses	$84,051	$77,643
Accrued liabilities	8,110	9,427
Deferred compensation	18,704	18,105
Securities valuation adjustment	13,213	12,805
Benefit of tax loss carryforwards	25,924	20,589
Other	6,167	11,124

Total gross deferred tax assets	156,169	149,693
Valuation adjustment for deferred tax assets	(10,085)	(8,414)

	146,084	141,279
Gross deferred tax liabilities:
Real estate investment trust income	—	13,817
FHLB stock dividends	22,289	12,539
Prepaids	8,695	4,368
Intangible amortization	19,577	14,456
Mortgage banking activity	15,952	18,835
Deferred loan fee income	11,608	8,554
State income taxes	11,617	10,506
Leases	5,420	5,796
Other	1,678	5,810

Total gross deferred tax liabilities	96,836	94,681

Net deferred tax assets	49,248	46,598
Tax effect of unrealized (gain) / loss related to available for sale securities	1,972	(28,267)
Tax effect of unrealized loss related to derivative instruments	—	5,874

	1,972	(22,393)

Net deferred tax assets including tax effected items	$51,220	$24,205

For financial reporting purposes, a valuation allowance has been recognized to offset deferred tax assets related to ~~state~~ net operating loss carryforwards of certain subsidiaries  ~~and other temporary differences~~ due to the uncertainty that the assets will be realized. If it is subsequently determined that all or a portion of these deferred tax assets will be realized, the tax benefit for these items will be used to reduce deferred tax expense for that period. In addition, a valuation allowance has been established through purchase accounting related to acquired ~~State~~ net operating loss carryforwards. If it is subsequently determined that all or a portion of these deferred tax assets will be realized, the tax benefit for these items will be used to reduce goodwill for that period.
During 2005, the valuation allowance related to net operating losses increased by $1.3 million as a result of the State Financial acquisition and also increased by $0.4 million due to an increase in net operating losses.
At December 31, 2005, the Corporation had state net operating losses of $316 million (of which, $59 million was acquired from various acquisitions) and federal net operating losses of $2.7 million (of which, $2.3 million was acquired from various acquisitions) that will expire in the years 2006 through 2019.
The effective income tax rate differs from the statutory federal tax rate. The major reasons for this difference are as follows:

	2005	2004	2003

Federal income tax rate at statutory rate	35.0%	35.0%	35.0%
Increases (decreases) resulting from:
Tax-exempt interest and dividends	(2.9)	(3.8)	(4.2)
State income taxes (net of federal income taxes)	1.0	0.7	0.5
Other	(1.2)	(1.6)	(2.4)

Effective income tax rate	31.9%	30.3%	28.9%

Savings banks acquired by the Corporation in 1997 and 2004 qualified under provisions of the Internal Revenue Code that permitted them to deduct from taxable income an allowance for bad debts that differed from the provision for such losses charged to income for financial reporting purposes. Accordingly, no provision for income taxes has been made for $100.3 million of retained income at December 31, 2005. If income taxes had been provided, the deferred tax liability would have been approximately $40.3 million. Management does not expect this amount to become taxable in the future, therefore no provision for income taxes has been made.

Appendix 8
NOTE 14 DERIVATIVE AND HEDGING ACTIVITIES (with proposed disclosure revisions as underlined):
The Corporation uses derivative instruments primarily to hedge the variability in interest payments or protect the value of certain assets and liabilities recorded on its consolidated balance sheet from changes in interest rates. The predominant derivative and hedging activities include interest rate swaps, interest rate caps, and certain mortgage banking activities. The contract or notional amount of a derivative is used to determine, along with the other terms of the derivative, the amounts to be exchanged between the counterparties. Because the contract or notional amount does not represent amounts exchanged by the parties, it is not a measure of loss exposure related to the use of derivatives nor of exposure to liquidity risk. The Corporation is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. As the Corporation generally enters into transactions only with high quality counterparties, no losses with counterparty nonperformance on derivative financial instruments have occurred. Further, the Corporation obtains collateral and uses master netting arrangements when available. To mitigate the counterparty risk, interest rate swap agreements generally contain language outlining collateral pledging requirements for each counterparty. Collateral must be posted when the market value exceeds a certain threshold. The threshold limits are determined from the credit ratings of each counterparty. Upgrades or downgrades to the credit ratings of either counterparty would lower or raise the threshold limits. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
Derivative instruments are required to be carried at fair value on the balance sheet with changes in the fair value recorded directly in earnings. For a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the risk being hedged are recognized as an increase or decrease to the carrying value of the hedged item on the balance sheet and in the related income statement account. For fair value hedges in which the ineffectiveness is assumed to be zero, i.e. short cut hedges, the Corporation reviews the hedges on a quarterly basis to ensure the terms of the hedged item and hedging instrument remain unchanged. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative is recorded in other comprehensive income and the ineffective portion is recognized immediately in interest expense.
To qualify for and maintain hedge accounting treatment, the Corporation must meet formal documentation and effectiveness evaluation requirements both at the hedge’s inception and on an ongoing basis. If it is determined that a derivative is not highly effective or has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively. When hedge accounting is discontinued, the Corporation would continue to carry the derivative on the balance sheet at its fair value; however, the changes in fair value of the hedged asset or liability would no longer be recorded through earnings. The Corporation had net unrealized losses of $14.6 million included in other comprehensive income at December 31, 2004. No unrealized gains or losses were recorded at December 31, 2005 as the Corporation no longer had any cash flow hedges. When the cash flows associated with the hedged item are realized, the gain or loss is reclassified out of other comprehensive income and included in the same income statement account of the item being hedged.
Interest rate swap and cap contracts are entered into primarily as an asset/liability management strategy to manage interest rate risk. The customer swaps and caps are entered into to service the customers’ needs. The Corporation simultaneously enters into offsetting derivative instruments, i.e. mirror interest rate swaps and caps, with third parties to manage its interest rate risk associated with the customer swap or cap. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating rate payments, based on a notional principal amount. Payments related to the Corporation’s swap contracts are made monthly, quarterly, or semi-annually by one of the parties depending on the specific terms of the related contract. The primary risk associated with all swaps is the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contract. Interest rate floors and caps are interest rate protection instruments that involve the payment from the seller to the buyer of an interest differential. This differential represents the difference between a short-term rate (e.g., six-month LIBOR) and an agreed upon rate (the strike rate) applied to a notional principal amount. By buying a cap, the Corporation will be paid the differential by a counterparty should the short-term rate rise above the strike level of the agreement. The primary risk associated with purchased floors and caps is the ability of the counterparties to meet the terms of the agreement. At December 31, 2005, the Corporation was not required to pledge any collateral for swap agreements, while $12.1 million of collateral was pledged for swap agreements at December 31, 2004.
The Corporation measures the effectiveness of its hedges, where applicable, at inception and each quarter on an on-going basis. For a fair value hedge, the cumulative change in the fair value of the hedge instrument attributable to the risk being hedged versus the cumulative fair value change of the hedged item attributable to the risk being hedged is considered to be the “ineffective” portion, which is recorded as an increase or decrease in the related income statement classification of the item being hedged (i.e., net interest income). Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in interest expense. The Corporation recognized ineffectiveness of $280,000, $276,000, and $141,000 in 2005, 2004, and 2003, respectively, relating to the Corporation’s fair value hedges of long-term, fixed-rate commercial loans for which short cut accounting was not applied. No components of the derivatives change in fair value were excluded from the assessment of hedge effectiveness. For the mortgage derivatives, which are not accounted for as hedges, changes in the fair value are recorded as an adjustment to mortgage banking income.
The table below identifies the Corporation’s derivative instruments at December 31, 2005 and 2004, as well as which instruments receive hedge accounting treatment. Included in the table for both December 31, 2005 and 2004, were customer interest rate swaps and interest rate caps for which the Corporation has mirror swaps and caps. The fair value of these customer swaps and caps is recorded in earnings and the net impact for 2005 and 2004 was immaterial.

	Notional	Fair Value	Weighted Average
	Amount	Gain / (Loss)	Receive Rate	Pay Rate	Maturity
	($ in Thousands)
December 31, 2005
Swaps–receive fixed / pay variable (1)	$175,000	$(233)	7.63%	5.51%	322 months
Swaps–receive variable / pay fixed (2)	274,155	1,532	6.26%	6.56%	60 months
Interest rate cap (3)	200,000	77	Strike 4.72%	—	8 months
Customer and mirror swaps (4)	201,725	—	4.15%	4.15%	91 months
Customer and mirror caps (4)	22,897	—	—	—	44 months

(1)	Fair value hedge accounting is applied on $175 million notional, which hedges long-term, fixed-rate funding.

(2)	Fair value hedge accounting is applied on $274 million notional, which hedges long-term, fixed-rate commercial loans.

(3)	Hedge accounting is not applied on $200 million notional, which caps interest paid on long-term funding.

(4)	Hedge accounting is not applied on $225 million notional of interest rate swaps and caps entered into with our customers whose value changes are offset by mirror swaps and caps entered into with third parties.
Effective for the quarter ended June 30, 2005, the Corporation no longer applied hedge accounting to certain interest rate swap agreements and an interest rate cap. The impact of these changes was effected by recording a loss on derivatives of $6.7 million in other income effective for the quarter ended June 30, 2005. On an after tax basis, this resulted in a $4.0 million reduction to net income, or $0.03 to both basic and diluted earnings per share for 2005. The aggregate cumulative effect of this adjustment was a net increase to consolidated stockholders’ equity of $3.3 million, at June 30, 2005, attributable to the fair value changes of the interest rate swaps hedging the subordinated debt and commercial loans. Certain derivative instruments that lost hedge accounting treatment were terminated in the third quarter of 2005 resulting in a $1.0 million gain, included in other income. The Corporation continues to evaluate its future hedging strategies.

	Notional	Fair Value	Weighted Average
	Amount	Gain / (Loss)	Receive Rate	Pay Rate	Maturity
	($ in Thousands)
December 31, 2004
Swap–receive variable / pay fixed (1), (4)	$200,000	$(14,732)	2.06%	5.03%	76 months
Swaps–receive fixed / pay variable (2), (5)	375,000	10,262	7.21%	3.80%	199 months
Cap (1), (6)	200,000	97	Strike 4.72%	—	20 months
Swaps–receive variable / pay fixed (3), (7)	320,997	(3,731)	4.42%	6.34%	50 months
Customer and mirror swaps (8)	94,457	—	2.80%	2.80%	89 months
Customer and mirror caps (8)	23,550	—	—	—	78 months

(1)	Cash flow hedges of variable-rate long-term funding.

(2)	Fair value hedges of fixed-rate long-term funding.

(3)	Fair value hedges of specific long-term, fixed-rate commercial loans.

(4)	Effective for the second quarter of 2005, hedge accounting treatment was no longer applied and swap was terminated during the third quarter of 2005. See additional discussion within this Note and in section, “Critical Accounting Policies.”

(5)	Effective for the second quarter of 2005, hedge accounting treatment was no longer applied to a $200 million receive fixed / pay variable interest rate swap and swap was terminated during the third quarter of 2005. See additional discussion within this Note and in section, “Critical Accounting Policies.”

(6)	Effective for the second quarter of 2005, hedge accounting was no longer applied and cap is marked to market through other income in the consolidated statements of income.

(7)	Effective for the second quarter of 2005, hedge accounting treatment was no longer applied to certain interest rate swaps related to specific fixed-rate commercial loans and these swaps were terminated during the third quarter of 2005. See additional discussion within this Note and in section, “Critical Accounting Policies.”

(8)	Hedge accounting is not applied on $118 million notional of interest rate swaps and caps entered into with our customers whose value changes are offset by mirror swaps and caps entered into with third parties.
For the mortgage derivatives, which are not included in the table above and are not accounted for as hedges, changes in the fair value are recorded to mortgage banking, net. The fair value of the mortgage derivatives at December 31, 2005 was a net loss of $0.4 million, compared to a net loss of $0.7 million at December 31, 2004, with the change of $0.3 million increasing mortgage banking, net, for 2005. The $0.4 million net fair value loss for mortgage derivatives at December 31, 2005 was composed of the net loss on commitments to sell approximately $101.4 million of loans to various investors and the net loss on commitments to fund approximately $74.9 million of loans to individual borrowers. The $0.7 million net fair value loss for mortgage derivatives at December 31, 2004 was composed of the net loss on commitments to sell approximately $148.6 million of loans to various investors and the net loss on commitments to fund approximately $125.9 million of loans to individual borrowers.